Exhibit 99.1

James Hardie Industries SE

Level 3
22 Pitt Street
Sydney NSW 2000 Australia

27 April 2011	Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
The Manager
Company Announcements Office
ASX
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full-Year FY11 Results on Thursday, 19 May 2011.
Analyst/Investor and Media briefing:
A physical briefing for analysts/investors and media will be held at the Museum of Sydney, corner of Bridge and Phillip Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:
Time: 10.30am (AEST)
Dial-in: +61 2 8113 1401
Participant passcode: 9277379
URL: http://www.ir.jameshardie.com.au/jh/results fy 2011.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations
James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James
Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719